April 6, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549
Attn:     Mary Mast
    Angela Connell
Re:     BioMarin Pharmaceutical Inc.
    Form 10-K for the Year Ended December 31, 2022
    Filed February 27, 2023
    Form 8-K dated February 27, 2023
    File No. 000-26727
Dear Mses. Mast and Connell,
This letter is being submitted in response to the comment received from the staff (the Staff) of the United States Securities and Exchange Commission (the Commission) by letter dated March 30, 2023, addressed to Brian R. Mueller, Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (we, our or the Company) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed by the Company with the Commission on February 27, 2023 and our earnings press release furnished as Exhibit 99.1 (the February Press Release) to the Form 8-K filed by the Company with the Commission on February 27, 2023. The numbering of the paragraphs below corresponds to the numbering of the comment letter, the text of which is incorporated into this response letter for convenience.
Form 8-K dated February 27, 2023
Exhibit 99.1
Non-GAAP Information, page 11
1.Please tell us why you believe your Reconciliation of Certain GAAP Reported Information to Non-GAAP information on page 11 is consistent with C&DI 102.10(a) through (c) or confirm how you will revise the presentation in future filings.
Response: The Company acknowledges the Staff’s comment and confirms the Company will revise its Reconciliation of Certain GAAP Reported Information to Non-GAAP Information in future filings to comply with Question 102.10 of the Commission’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI). We have historically provided the reconciliation of Non-GAAP financial measures in the form included on page 11 of the February Press Release because we believed it was useful to investors and did not violate the equal or greater prominence requirement, but we acknowledge the Staff’s comment with respect to the updated guidance published in December of 2022 and, in order to address the concerns raised by the Staff, in future earnings press releases the Company will replace in its entirety the current form of the table and reconciliation of Non-GAAP financial measures previously included on pages 10 and 11, respectively of the February Press Release with the reconciliation of Non-GAAP financial measures as substantially reflected in the attached Exhibit A.
We respectfully request the Staff’s assistance in completing the review of this response letter at its earliest convenience. The Company intends to use the presentation set forth in Exhibit A in connection with announcing its upcoming earnings for the first quarter of 2023, which is planned for April 26, 2023. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned or Brian R. Mueller,
105 Digital Drive . Novato, CA 94949 . Tel 415.506.6700 . Fax 415.382.7889 . www.BMRN.com

Chief Financial Officer at (415) 506-6700 or to Jodie Bourdet, Cooley LLP at (415) 693-2054 or Siana Lowrey, Cooley LLP at (415) 693-2150.

Sincerely,
/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, General Counsel
BioMarin Pharmaceutical Inc.
cc:    Brian R. Mueller, Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.
Jodie Bourdet, Cooley LLP
Siana Lowery, Cooley LLP

Exhibit A

The following reconciliation of certain GAAP reported information to Non-GAAP information provides the details of the effects of the Non-GAAP adjustments on certain components of the Company's operating results for each of the periods presented.

Reconciliation of Certain GAAP Reported Information to Non-GAAP Information
(in millions, except per share data)
(unaudited)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
GAAP Diluted EPS		
Adjustments		
Stock-based compensation expense		
Amortization of intangible assets		
Contingent consideration		
Income tax effect of adjustments		
Non-GAAP Diluted EPS	$ -	$ -
GAAP Weighted-Average Dilutive Shares Outstanding		
Adjustments		
Issuances under equity incentive plans		
Common stock issuable under convertible notes		
Non-GAAP Weighted-Average Dilutive Shares Outstanding